UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER RULE 14(d)(1) or 13(e)(1)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CANADA SOUTHERN PETROLEUM LTD.
(Name of Subject Company (Issuer))

NOSARA HOLDINGS LTD.
PETRO-CANADA
(Name of Filing Persons (Offerors))

COMMON SHARES
(Title of Class of Securities)

135231-10-8
(CUSIP Number of Class of Securities)

Andrew J. Beck, Esq.
Torys LLP
237 Park Avenue, New York, New York 10017
212-880-6000

(Name, address (including zip code) and telephone number (including area code)
of person(s) authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation Not Applicable	Amount of Filing Fee Not Applicable
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒   third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule l3d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 12. Exhibits
Exhibit Description
(a)(5) Press release dated May 11, 2006.

EXHIBIT INDEX
Exhibit Description
(a)(5) Press Release dated May 11, 2006

                                                    For immediate release
                                                    May 11, 2006

Petro-Canada Announces Offer for Canada Southern Petroleum Ltd.

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary, Alberta - Petro-Canada announced today it intends to make a cash offer for all outstanding shares of Canada Southern Petroleum Ltd. (NASDAQ: CSPLF/TSX: CSW). The offer is for a cash price of US$7.50 per share, or approximately US$113 million in total on a fully diluted basis.

Canada Southern Petroleum Ltd. (Canada Southern) is a Calgary-based oil and gas company with its primary producing conventional assets in the Yukon Territory, north-eastern B.C. and southern Alberta. The company also has land holdings in the Canadian Arctic.

“Canada Southern is an excellent fit with our long-term strategy to build a meaningful resource base in the north and its conventional producing assets can be easily integrated into our Western Canada operations,” said Kathy Sendall, Petro-Canada’s Senior Vice President of North American Natural Gas. “Canada Southern’s interests in discovered natural gas resources in the Canadian Arctic will further add to Petro-Canada’s existing resource position in the Canadian Arctic and in the Mackenzie Delta.”

The offer price represents a premium of approximately 58% over the closing price of Canada Southern's shares on NASDAQ on May 10, 2006 and approximately 45% over the volume weighted average trading price on NASDAQ for the 30 trading days ended May 10, 2006.

The offer will be made by Nosara Holdings Ltd., a wholly-owned subsidiary of Petro-Canada, and will be funded from Petro-Canada’s cash on hand. The offer will be conditional on, among other things, acquiring at least 66 2/3% of all common shares of Canada Southern outstanding on a fully diluted basis. It is expected to be commenced within the next few days and the take-over bid circular will be mailed to Canada Southern shareholders within two business days of receipt of the shareholders list, which will be requested from Canada Southern today.

“We have been in discussions with Canada Southern for over a month in an attempt to achieve a transaction supported by Canada Southern’s board, but were not able to reach an agreement. Consequently, we have decided to put the offer directly to Canada Southern’s shareholders,” said Ms. Sendall. "We feel this offer is fairly valued for Canada Southern’s shareholders and recognizes its inherent worth.”

BMO Nesbitt Burns is acting as exclusive financial advisor to Petro-Canada on the transaction.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. We create value by responsibly developing energy resources and providing world class petroleum products and services. Our common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding Canada Southern Petroleum Ltd. common shares described in this announcement has not commenced. At the time the offer is commenced, Petro-Canada’s wholly owned subsidiary will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC). The tender offer statement (including an offer to purchase and circular, a related letter of transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Canada Southern Petroleum Ltd.’s security holders at no expense to them. In addition, all of those materials (and all other documents filed with the SEC) will be available at no charge on the SEC’s web site (www.sec.gov).

For more information please contact:

Media & general inquiries:	Investor and analyst inquiries:
Michelle Harries	Pam Tisdale
Corporate Communications	Investor Relations
Petro-Canada, Calgary	Petro-Canada, Calgary
Tel: 403-296-3648	Tel: 403-296-4423